Exhibit 11.1

KAROOOOO LIMITED

including its subsidiaries and affiliates

(“KRO” / the “Company” or the “Group”)

Insider Trading Policy

INDEX

		Page No.
I. SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES		1

II. THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES		1

A.	General Rule	1

B.	Who Does this Policy Apply To?	3

C.	Other Companies’ Stock	4

D.	Hedging and Derivatives	4

E.	Pledging of Securities, Margin Accounts	4

F.	General Guidelines	6

G.	Applicability of U.S. Securities Laws to International Transactions	8

III.OTHER LIMITATIONS ON SECURITIES TRANSACTIONS		6

A.	Public Resales – Rule 144	6

B.	Private Resales	8

C.	Restrictions on Purchases of Company Securities	8

i

I.	SUMMARY

To promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards, Karooooo has adopted this Insider Trading Policy (“Policy”) to govern the purchase, sale, and other dispositions of our securities by directors, senior management and employees, including their associates and investment managers (hereafter referred to as “Insiders”).

Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the adoption, amendment, suspension or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

Reference to “directors” include alternate directors and designated officers of the Company.

In conducting the business of the Company, Insiders may from time to time obtain material nonpublic information regarding the Company or other companies. Insiders may be sued civilly either by the Securities and Exchange Commission (“SEC”) or by private litigants if they trade in securities while in possession of material nonpublic information concerning the issuer of the securities. They may also be charged with a criminal violation.

RESPONSIBILITY

The prime responsibility for ensuring that this Policy is observed resides with the individual concerned. The spirit as well as the letter of the Policy must be observed as failure to do so may result in regulatory sanction and reputational risk.

II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A.	General Rule.

The U.S. federal securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. U.S. securities laws prohibit the Company’s Insiders from using information about the Company in the purchase and sale of securities (such as stocks, bonds, notes, debentures, limited partnership units or other equity or debt securities).

All Insiders should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material inside information, that employee or director is prohibited from buying or selling securities (including the Company’s securities and the securities of other companies that could be impacted by the information) until the information has been adequately disclosed to the public. This is because the employee or director knows information that could cause the price of the security to change, and has a duty to the Company not to use the information for personal gain. Trading on the basis of material inside information is fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. Courts and regulators often second guess materiality determinations with the benefit of hindsight. If it is not clear whether inside information is material, it should be treated as if it were material. Some examples of information that could be considered material include:

●	Significant changes in the Company’s prospects or key performance indicators,

●	Actual, anticipated or targeted revenue, earnings and dividends and other financial information,

●	Operational developments that could affect the Company’s financial performance or forecasts, such as changes in the Company’s relationship with a key customer or supplier,

●	Financial, sales and other internal business forecasts, or a change in previously released estimates,

●	Pending or proposed mergers, business acquisitions, tender offers, joint ventures, restructurings, dispositions, or the expansion or curtailment of operations,

●	Significant cybersecurity or data protection events affecting the Company’s operations, including any breach of information systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information, in particular personal or sensitive information,

●	Proposed equity or debt offerings or significant borrowing,

●	Changes in debt ratings, or analyst upgrades or downgrades of the Company or one of its securities,

●	Significant changes in accounting treatment, write-offs or effective tax rate

●	Qualified opinions by the Company’s auditors,

●	Pending or threatened significant litigation or governmental investigation, or the resolution thereof,

●	Liquidity problems or impending bankruptcy,

●	Changes in auditors or auditor notification that the Company may no longer rely on an audit report,

●	Changes in control of the Company or changes in the board of director or senior management,

●	Stock splits or other corporate actions,

●	Changes in controlling shareholders

In this Policy, we use the term “inside information” to refer to information that has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (e.g., the filing of a press release or a Form 6-K or an important event notice) and/or the investing public has not had time to fully absorb the information. If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information. Furthermore, it is illegal for any Insider in possession of material inside information to provide other people with such information or to recommend that they buy or sell any securities. This is called “tipping”. In that case, the person providing the information and the person trading the securities may both be held liable.

The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”), prosecutors, the stock exchanges and plaintiffs’ lawyers devote considerable resources to identifying insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines and imprisonment, in addition to civil penalties and injunctive actions. Even if allegations of insider trading do not lead to a conviction, defending against such allegations is expensive.

Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company. The mere perception that an Insider traded with the knowledge of material inside information could harm the reputation of both the Company and that Insider. Accordingly, this Policy is in some cases more restrictive than what applicable insider trading laws might otherwise require.

For the sake of clarity, unless otherwise permitted by this Policy, you must not -

(a)	purchase sell, gift or otherwise transfer any security of the Company while you possess material nonpublic information about the Company or

(b)	purchase, sell, gift or otherwise transfer any security of any other company, while you possess material nonpublic information about the other company that you obtained in connection with your employment by or service to the Company.

B.	Who Does this Policy Apply to

The prohibition against trading on inside information applies to directors, officers and employees of the Company and its subsidiaries, and to other people who gain access to that information. The prohibition also applies to:

a)	the spouses, domestic partners and minor children (even if financially independent) of such employees or directors and

b)	anyone to whom such employees or directors provide significant financial support

c)	any account over which employees, directors and the persons listed in a) and b) above have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the account) and those accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest, collectively, “Insiders”

Because of their access to confidential information on a regular basis, this policy subjects the Company’s directors, officers and certain employees (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section G below. In addition, directors, officers and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

The Company itself must also comply with U.S. securities laws applicable to its own securities trading activities, and will not execute transactions in respect of its securities, or adopt any securities repurchase plans, when it is in possession of material non-public information concerning the Company, other than in compliance with applicable law, subject to the policies and procedures adopted by the Company from time to time, and the prior approval of the Governance Officer.

Other directors and employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

C.	Hedging and Derivatives.

Insiders are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. As discussed below, Insiders are also prohibited from shorting the Company’s securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the stock price will move rapidly. For that reason, when a person trades in options in his or her employer’s stock, it may arouse suspicion in the eyes of the competent authority that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for a director, officer or employee to prove that he or she did not know about the announcement or event.

If the competent authorities or the stock exchanges were to notice active options trading by one or more directors, officers or employees of the Company prior to an announcement, this could trigger an investigation with potential legal action. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits Insiders from trading in options or other securities involving the Company’s stock.

D.	Pledging of Securities, Margin Accounts.

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

E.	General Guidelines.

Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No employee or director should discuss material inside information in public places or in common areas on Company property.

Trading in Company Securities. No employee or director may place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of stock, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing investment in Company securities through a retirement account. Any employee or director who possesses material inside information should wait until the start of the second business day after the information has been publicly released before trading. There is no exception to this policy, even for hardship to the employee or director or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).

For the sake of clarity, the period during which the Company prepares quarterly financials is a sensitive time for insider trading purposes, as Company employees may be more likely to possess, or be presumed to possess, material nonpublic information. To avoid the appearance of impropriety and assist Company employees in planning transactions in the Company’s securities for appropriate times, no officer, director, or employee shall purchase or sell any security of the Company during the period beginning at 11:59 p.m. ET on the 14th calendar day before the end of any financial quarter of the Company and ending upon completion of the second full trading day after the public release of earnings data for such financial quarter or during any other trading suspension period declared by the Company (such period, a “blackout” or “closed period” and any time outside a blackout period, a “Window”). For example, if the Company’s fourth financial quarter ends on December 31, the corresponding blackout period would begin at 11:59 p.m. ET, on December 17 and end at the close of trading (generally, 4:01 p.m. ET) on the second full trading day after the public release of earnings data for such financial quarter. These restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”).

Avoid Speculation. Investing in the Company’s common stock or other securities provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the Insider in conflict with the best interests of the Company and its stockholders. Although this policy does not mean that Insiders may never sell shares, the Company encourages Insiders to avoid frequent trading in Company stock. Speculating in Company stock is not part of the Company culture.

Trading in Other Securities. No Insider should place a purchase or sale order (including investment through a retirement account), or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee or director learned through Company sources that the Company intended to purchase assets from another company, and then placed an order to buy or sell stock in that other company because of the likely increase or decrease in the value of its securities.

Restrictions on the Window Group. The Window Group (defined above) is subject to the following restrictions on trading in Company securities in addition to those set out above:

●	trading is permitted during a Window, subject to the restrictions below;

●	all trades are subject to prior review by the Governance Officer;

●	clearance for all trades must be obtained from the Company’s Governance Officer;

●	no trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior approval by the Chief Executive Officer and Governance Officer; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior approval by the other; and

●	individuals in the Window Group are also subject to the general restrictions on all employees

Note that at times the Governance Officer may determine that no trades may occur even during the Window when clearance is requested. This may occur as a result of a pending business transaction, a cyber-breach, or any material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute material inside information that should not be communicated.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with 10b5-1 Plans. However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of the Governance Officer, which will only be given during a Window period and only if the Window Group member does not have knowledge of material nonpublic information.

F.	Applicability of U.S. Securities Laws to International Transactions.

All employees of the Company’ and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to trades in the Company’s securities executed outside the U.S., as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed for compliance not only with local law but also for possible application of U.S. securities laws.

III.	OTHER LIMITATIONS ON SECURITIES TRANSACTIONS

A.	Public Resales – SEC Registration Requirements and Exemptions.

The Securities Act of 1933, as amended (the “Securities Act”), requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available.

Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and Company employees and directors should not make a sale of Company securities in reliance on Rule 144 without consulting with the Governance Officer, who may require an outside legal opinion that the proposed sale qualifies for the Rule 144 exemption.

Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

Volume Limitations. The amount of debt securities that can be sold by an affiliate and by certain persons associated with the affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non- participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three- month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

Notice of Sale. An affiliate seller relying on Rule 144 must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

Gift transactions for family or estate planning purposes, where securities are gifted to a person or entity subject to this policy are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift, conditional upon compliance with this policy. Beneficiaries who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

B.	Private Resales

Directors and officers also may sell securities in a private transaction without registration pursuant to Section 4(a)(7) of the Securities Act, which allows resales of shares of reporting companies to accredited investors, provided that the sale is not solicited by any form of general solicitation or advertising .. There are a number of additional requirements, including that the seller and persons participating in the sale on a remunerated basis are not “bad actors” under Rule 506(d)(1) of Regulation D or otherwise subject to certain statutory disqualifications; the Company is engaged in a business and not in bankruptcy; and the securities offered have been outstanding for at least 90 days and are not part of an unsold underwriter’s allotment. Private resales must be reviewed in advance by the Company’s Governance Officer and may require the participation of outside counsel.

C.	Restrictions on Purchases of Company Securities

In order to prevent market manipulation, the SEC adopted Regulation M under the U.S. Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company stock, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Company’s Governance Officer if you desire to make purchases of Company stock during any period in which the Company is conducting an offering. Similar considerations may apply during period when the Company is conducting or has announced a tender offer.

D.	Filing Requirements.

Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the stock owned, when coupled with the amount of stock subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within five business days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed within two business days.

A decrease in beneficial ownership to less than five percent is per se material and must be reported.

A limited category of persons (such as banks, broker-dealers and insurance companies) may file on Schedule 13G, which is an abbreviated version of Schedule 13D, as long as the securities were acquired in the ordinary course of business and not with the purpose or effect of changing or influencing the control of the issuer. A report on Schedule 13G is required to be filed with the SEC and submitted to the Company within 45 days after the end of the calendar quarter in which the reporting threshold is reached.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power ( i.e., the power to sell or direct the sale of the securities). A person filing a Schedule 13D may seek to disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.